One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

+1 617 728 7100 Main

+1 617 426 6567 Fax

www.dechert.com

NICHOLAS DILORENZO

nicholas.dilorenzo@dechert.com

+1 617 728 7171 Direct

+1 617 275 8370 Fax

April 30, 2015

Allison White, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAIs”) Contained in Post Effective Amendment No. 56 to the Registration Statement of Russell Investment Funds Filed on February 6, 2015

Dear Ms. White:

Pursuant to your request, this letter responds to certain comments you provided to Leah Cry of Dechert LLP in a telephonic discussion on March 10, 2015 regarding the prospectuses and SAIs contained in Post-Effective Amendment No. 56 to the Registration Statement for Russell Investment Funds (the “Trust” or the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on February 6, 2015. Summaries of the comments and the Registrant’s responses thereto are provided below.

Responses to Comments:

Capitalized terms have the same meaning as defined in the prospectuses and SAIs unless otherwise indicated.

1.	Comment:

Please file the Tandy representations via EDGAR correspondence in regard to this post-effective amendment. With respect to the third Tandy representation, please indicate that the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

	Response:	The requested representations will be made.

April 30, 2015 Page 2

Global Prospectus Comments

2.	Comment:

Each Fund’s “Principal Investment Strategies of the Fund” section in the risk/return summary states that “RIMCo may use strategies based on indexes that represent the desired exposures, including index replication and optimized index sampling, or utilize quantitative or qualitative analysis or quantitative models designed to assess Fund characteristics and identify a portfolio which provides the desired exposures.” Please revise this sentence using plain English. Additionally, please specify which indices are used by RIMCo with respect to these strategies.

Response:

In response to this comment, Registrant has revised the quoted sentence as follows:

RIMCo may use strategies based on indexes that represent the desired exposures, including index replication and optimized index sampling (strategies that seek to purchase the securities in an index or a sampling of securities using optimization and risk models, respectively), or utilize quantitative or qualitative analysis or quantitative models designed to assess Fund characteristics and identify a portfolio which provides the desired exposures.

Registrant believes that the disclosure regarding RIMCo’s use of strategies based on indexes provides sufficient information for both potential and existing investors. Registrant believes that, because the selection of indexes used for such purposes frequently changes, adding a description of the indexes is not practical and may cause investor confusion. Accordingly, Registrant respectfully declines to add the requested disclosure.

3.	Comment:

Each Fund’s “Principal Investment Strategies of the Fund” section in the risk/return summary includes a cross reference to the “Investment Objective and Investment Strategies” section of the prospectus. Please consider deleting these cross-references in light of IM Guidance Update No. 2014-08.

April 30, 2015 Page 3

Response:

Registrant respectfully declines to delete the cross references to the more fulsome disclosure in the statutory prospectus. While Registrant recognizes that “[w]hen appropriate, the staff suggests that the cross-references be deleted to streamline the Summary Section,”[1] Form N-1A provides that “[c]ross references within the prospectus are most useful when their use assists investors in understanding the information presented and does not add complexity to the prospectus.”[2] Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Funds and that omitting such references may suggest to shareholders that all information relating to a Fund is contained in the summary.

Multi-Style Equity, Aggressive Equity and Non-U.S. Funds

4.	Comment:

The “Principal Investment Strategies of the Fund” section in each applicable Fund’s risk/return summary states that “[t]he Fund employs a multi-style…and multi-manager approach whereby portions of the Fund are allocated to different money managers who employ distinct investment styles.” Please add a description of these distinct investment styles.

Response:

Registrant notes that the types of investment styles are listed as “growth, value and market-oriented” in the “Principal Investment Strategies of the Fund” section. These investment styles are more fully described in each applicable Fund’s Item 9 “Principal Investment Strategies” section. Registrant does not believe this level of detail is consistent with the Commission’s guidance for content of the summary. Accordingly, no changes have been made in response to this comment.

Multi-Style Equity Fund

5.	Comment:

In the “Portfolio Manager” section of the Fund’s risk/return summary, please disclose whether David Hintz is an employee of RIMCo or one of the money managers. Given that six different money managers are listed for the Fund, please disclose supplementally whether the Fund has any other portfolio managers.

[1]	SEC IM Guidance Update No. 2014-08.

[2]	General Instruction C.2.(a) of Form N-1A.

April 30, 2015 Page 4

Response:

Registrant respectfully declines to add disclosure in the Fund’s risk/return summary indicating that David Hintz is an employee of RIMCo. This information is included in the statutory section of the prospectus where David Hintz is listed as one of the “RIMCo Managers” (defined as RIMCo’s employees who manage the RIF Funds, oversee the money managers of the RIF Funds and have primary responsibility for the management of the RIF Funds). Registrant does not believe this level of detail is consistent with the Commission’s guidance for content of the summary and believes that the current disclosure is sufficiently clear. Accordingly, Registrant respectfully declines to revise the disclosure.

In a no-action letter[3] issued to RIMCo (formerly Frank Russell Investment Management Co.), the Commission indicated that, for funds with more than one subadviser, it would be sufficient to disclose the RIMCo employee(s) responsible for overseeing the subadvisers.

Global Real Estate Securities Fund

6.	Comment:

The “Performance” section in the Fund’s risk/return summary indicates that “FTSE EPRA/NAREIT Developed Real Estate Index (net)” is one of the Fund’s benchmark indices. Please revise the disclosure to clarify what this is “net” of.

	Response:	In response to this comment, Registrant has revised the name of the index to “FTSE EPRA/NAREIT Developed Real Estate Index (net of tax on dividends from foreign holdings).”

Aggressive Equity Fund

7.	Comment:	In the Fund’s Item 9 “Principal Investment Strategies” section, small capitalization stocks are defined as “those companies

3 Frank Russell Investment Management Co., SEC No-Action Letter (pub. avail. Aug. 30, 1993).

April 30, 2015 Page 5

represented by the Russell 2000 Index or within the capitalization range of the Russell 2000 Index.” Please include this definition in the “Principal Investment Strategies of the Fund” section of the Fund’s risk/return summary.

Response:

Registrant notes that it has removed the quoted sentence from the Item 9 “Principal Investment Strategies” section, as it is duplicative of disclosure already included in that section. However, in response to this comment, Registrant has added the following definition to the “Principal Investment Strategies of the Fund” section of the Fund’s risk/return summary:

The Fund defines small capitalization stocks as approximately the stocks of those companies represented by the Russell 2000® Index or within the capitalization range of the Russell 2000® Index.

Please call me at (617) 728-7171 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Nicholas S. DiLorenzo

Nicholas S. DiLorenzo

cc:	John V. O’Hanlon
Mary Beth Rhoden Albaneze